NEWS RELEASE

Crosshair Completes Earn-In at Bootheel and
Initiates Regulatory Liaison with Nuclear Regulatory Commission

Dated: September 16, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that it has completed the 75% earn-in of The Bootheel Project, LLC from Ur-Energy Inc. (NYSE Amex: URG and TSX: URE).  The Bootheel Property, together with the Buck Point Property, cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming and make up The Bootheel Project, LLC.

Crosshair has also initiated regulatory liaison with the US Nuclear Regulatory Commission (“NRC”) for its Bootheel Property.  Crosshair has engaged AATA International, Inc. to carry out this regulatory and permitting program, which will include the acquisition of an NRC Docket Number and a Technical Assignment Control number.

“A liaison with the NRC is a very important step in the evolution and permitting for uranium mining operations,” says Stewart Wallis, President of Crosshair.  “With our earn-in complete and with having recently exceeded the minimum threshold for uranium deposits in this part of the world, we are continuing with the permitting process and the planning of an aggressive drill program in 2010”.

The initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Property includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  For further details about the uranium resource, please refer to the August 13, 2009 News Release.

Uranium mineralization occurs within several different sandstone beds at the Bootheel Property.  The majority of the resources are hosted by the Sundance Formation, which has demonstrated in the 2008 laboratory testing to have the potential to be recovered using in-situ recovery (ISR) techniques (please refer to News Release dated February 5, 2009).

ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods.  There are several ISR projects in Wyoming with resources less than two million pounds which are currently in the permitting process to be operated as satellite operations.  These operations have lower capital and potentially lower operating costs.  No feasibility studies have been completed on these projects and there is no certainty the proposed operations will be economically viable.

Crosshair’s exploration work on the Bootheel project is supervised by Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has reviewed the technical information contained in this news release.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The Project is ventured with Ur-Energy, who bring with them additional management expertise to put Bootheel into production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  These assets fall outside of Labrador Inuit Lands and are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE BOARD

Mark J. Morabito"
Chief Executive Officer

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.